UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

 (Amendment No. 1)*

____________________

U.S. Well Services, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

91274U 101
(CUSIP Number)

Ross A. Oliver

 Crestview Partners

590 Madison Avenue, 36th Floor New York, NY 10022

 (212) 906-0700

Copies to:

E. Ramey Layne

 James M. Garrett

Vinson & Elkins L.L.P.

 1001 Fannin, Suite 2500

Houston, Texas 77002
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2019
(Date of Event Which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

91274U 101

1	NAME OF REPORTING PERSON Crestview Partners III GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,875,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,875,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 23,875,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.16%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Consists of (i) 19,297,910 shares of Class A Common Stock held directly by Crestview III USWS, L.P., (ii) 952,090 shares of Class A Common Stock held directly by Crestview III USWS TE, LLC and (iii) 3,625,000 shares of Class A Common Stock issuable upon exercise of the Warrants received by Crestview III USWS, L.P. and Crestview III USWS TE, LLC pursuant to the Subscription Agreement (as discussed in Item 3 of the Schedule 13D), in each case, for which Crestview Partners III GP, L.P. may be deemed to be the beneficial owner. Excludes (i) any shares of Class A Common Stock that may be issued upon conversion of the 20,000 shares of Series A Preferred Stock issued to the filing person pursuant to the Purchase Agreement (as discussed in Item 3 in this Amendment) and (ii) any shares of Class A Common Stock that may be issued upon exercise of the 1,066,666 May 2019 Warrants issued at the initial closing under the Purchase Agreement or any Additional May 2019 Warrants that may be issued pursuant to the terms of the Purchase Agreement (as discussed in Item 3 in this Amendment).

(2)	Based on (i) 68,377,706 aggregate shares of Class A Common Stock and Class B Common Stock issued and outstanding as of May 9, 2019 as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2019, plus (ii) 3,625,000 shares of Class A Common Stock issuable upon exercise of the Warrants. Each share of the Issuer’s Class B Common Stock, together with one common unit representing limited liability company interests in USWS Holdings LLC, is exchangeable for one share of Class A Common Stock.

91274U 101

1	NAME OF REPORTING PERSON Crestview III USWS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,752,474(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,752,474(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 22,752,474(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.60%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Consists of (i) 19,297,910 shares of Class A Common Stock and (ii) 3,454,564 shares of Class A Common Stock issuable upon exercise of the Warrants. Excludes (i) any shares of Class A Common Stock that may be issued upon conversion of the 19,060 shares of Series A Preferred Stock issued to the filing person pursuant to the Purchase Agreement (as discussed in Item 3 in this Amendment) and (ii) any shares of Class A Common Stock that may be issued upon exercise of the 1,016,515 May 2019 Warrants issued at the initial closing under the Purchase Agreement or any Additional May 2019 Warrants that may be issued pursuant to the terms of the Purchase Agreement (as discussed in Item 3 in this Amendment).

(2)	Based on (i) 68,377,706 aggregate shares of Class A Common Stock and Class B Common Stock issued and outstanding as of May 9, 2019 as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2019, plus (ii) 3,625,000 shares of Class A Common Stock issuable upon exercise of the Warrants. Each share of the Issuer’s Class B Common Stock, together with one common unit representing limited liability company interests in USWS Holdings LLC, is exchangeable for one share of Class A Common Stock.

91274U 101

1	NAME OF REPORTING PERSON Crestview III USWS TE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,122,526 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,122,526 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 1,122,526 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.56%(2)
14	TYPE OF REPORTING PERSON CO

(1)	Consists of (i) 952,090 shares of Class A Common Stock and (ii) 170,436 shares of Class A Common Stock issuable upon exercise of the Warrants. Excludes (ii) any shares of Class A Common Stock that may be issued upon conversion of the 940 shares of Series A Preferred Stock issued to the filing person pursuant to the Purchase Agreement (as discussed in Item 3 in this Amendment) and (ii) any shares of Class A Common Stock that may be issued upon exercise of the 50,151 May 2019 Warrants issued at the initial closing under the Purchase Agreement or any Additional May 2019 Warrants that may be issued pursuant to the terms of the Purchase Agreement (as discussed in Item 3 in this Amendment).

(2)	Based on (i) 68,377,706 aggregate shares of Class A Common Stock and Class B Common Stock issued and outstanding as of May 9, 2019 as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2019, plus (ii) 3,625,000 shares of Class A Common Stock issuable upon exercise of the Warrants. Each share of the Issuer’s Class B Common Stock, together with one common unit representing limited liability company interests in USWS Holdings LLC, is exchangeable for one share of Class A Common Stock.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons (as defined below) on November 19, 2018 (the “Schedule 13D”), relating to Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of U.S. Well Services, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Schedule 13D. This Amendment amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer

No modification is made to Item 1 of the Schedule 13D.

Item 2.	Identity and Background

No modification is made to Item 2 of the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following information:

On May 24, 2019 (the “Initial Closing”), the Crestview Parties collectively purchased 20,000 shares of Series A Redeemable Convertible Preferred Stock of the Issuer, par value $0.0001 per share (the “Series A Preferred Stock”), and 1,066,666 warrants exercisable as described in Item 4 below (the “May 2019 Warrants”) for aggregate consideration of $20,000,000 pursuant to the Purchase Agreement dated May 23, 2019 by and among the Crestview Parties, the Issuer and the other purchasers party thereto (the “Purchase Agreement”). In addition, the Purchase Agreement provides that the Issuer will issue the Crestview Parties 177,778 additional warrants exercisable as described in Item 4 below (the “Additional May 2019 Warrants”) on March 31, 2020 and on a quarterly basis thereafter for a total of up to nine such issuances, in each case, if the shares of Series A Preferred Stock remain outstanding as of such applicable date. The source of funds for such purchase was capital contributions made by the investors in each of the Crestview Parties as well as available lines of credit.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following information:

Subject to the terms and conditions of the Certificate of Designations the Issuer filed with the Delaware Secretary of State on May 24, 2019 (the “Certificate of Designations”), following the first anniversary of the Initial Closing, all or any portion of the shares of Series A Preferred Stock may be converted into Class A Common Stock at any time based on the then-applicable liquidation preference (as determined in accordance with the Certificate of Designations) divided by the applicable conversion price. The ordinary conversion price of the Series A Preferred Stock is $6.67 and is subject to adjustment for stock splits, combinations, certain distributions or similar events. However, if the Issuer exercises its right to redeem the Series A Preferred Stock and funds such redemption with proceeds from an equity offering within one year of the Initial Closing, the conversion price will be the higher of the price to the public in such offering and the ordinary conversion price. As a result, the number of shares of Class A Common Stock issuable upon conversion of the shares of Series A Preferred Stock cannot be determined at this time, though the Certificate of Designations provides that the shares of Series A Preferred Stock held by the Crestview Parties may not be converted into more than 4,960,000 shares of Class A Common Stock, subject to certain adjustments as provided therein.

Subject to the terms and conditions of the Certificate of Designations, the Series A Preferred Stock is also subject to redemption by the Issuer at any time and may be automatically converted at the election of the Issuer if (i) the closing price of the Class A Common Stock is greater than 130% of the conversion price for 20 trading days over any 30 consecutive trading day period and (ii) the average daily trading volume of the Class A Common Stock exceeded 250,000 for 20 trading days over any 30 consecutive trading day period.

The May 2019 Warrants are subject to the terms and conditions of a Warrant Agreement dated May 24, 2019 by and between the Issuer and Continental Stock Transfer & Trust Company as warrant agent (the “Warrant Agreement”). Subject to the terms and conditions of the Warrant Agreement, the Crestview Parties may acquire shares of Class A Common Stock based on an exercise price of $7.66 per share (subject to adjustments for stock splits, combinations, certain distributions or similar events) from time to time beginning with the date that is six months following the Initial

Closing and for six years thereafter. The Warrants are required to be net settled in stock on a cashless basis based on the difference between (i) the volume weighted average price of the Class A Common Stock as reported during the ten trading day period ending on the second trading day prior to the date on which the notice of exercise is delivered to the warrant agent and (ii) the then-applicable exercise price, in each case, at the time of exercise. As a result, the number of shares of Class A Common Stock issuable upon exercise of the Warrants cannot be determined at this time, though in no event will the May 2019 Warrants be exercisable for more than 1,066,666 shares of Class A Common Stock (subject to adjustment for stock splits, combinations, certain distributions or similar events).

The Purchase Agreement provides that the Issuer will issue the Crestview Parties 177,778 Additional May 2019 Warrants on March 31, 2020 and on a quarterly basis thereafter for a total of up to nine such issuances, in each case, if the shares of Series A Preferred Stock remain outstanding as of such applicable date. The Additional May 2019 Warrants will be subject to the terms and conditions of the Warrant Agreement.

Concurrently with the closing of transactions contemplated by the Purchase Agreement, each of the Crestview Parties entered into the Registration Rights Agreement, dated May 24, 2019 (the “May 2019 Registration Rights Agreement”) with the Issuer and certain other stockholders of the Issuer listed on the signature pages thereto. The May 2019 Registration Rights Agreement includes customary provisions relating to, among other things, “demand” registration rights and “piggy-back” registration rights. Pursuant to the May 2019 Registration Rights Agreement, the Issuer will have certain obligations to register for resale under the Securities Act of 1933, as amended (the “Securities Act”), all or any portion of the shares of Class A Common Stock that the holders may acquire upon the conversion, exercise or exchange of shares of Series A Preferred Stock, the May 2019 Warrants or the Additional May 2019 Warrants.

The foregoing descriptions of the Purchase Agreement, the Certificate of Designations, the Warrant Agreement and the Registration Rights Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Purchase Agreement, the Certificate of Designations, the Warrant Agreement and the Registration Rights Agreement, copies of which are being incorporated by reference as Exhibits 6, 7, 8 and 9, respectively, in Item 7 of this Schedule 13D and are incorporated herein by reference.

The Reporting Persons acquired the securities reported herein solely for investment purposes. The Reporting Persons may acquire or dispose of additional securities of the Issuer from time to time in the market or in private transactions, including pursuant to the Reporting Persons’ conversion of the Series A Preferred Stock or exercise of the May 2019 Warrants and, if applicable, the Additional May 2019 Warrants. The Reporting Persons may make additional purchases or sales of Common Stock either in the open market or in private transactions depending on the Reporting Persons’ business, prospects and financial condition, the market for the Common Stock, general economic conditions, stock market conditions and other future developments.

Except as discussed above, the Reporting Persons have no plans or proposals to sell the Issuer’s securities and/or to buy additional such securities. In determining from time to time whether to sell the Issuer’s securities reported as beneficially owned in this Schedule 13D (and in what amounts), whether to retain such securities, or whether to buy additional securities of the Issuer (in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise), each Reporting Person will take into consideration such factors as it deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, stock market conditions, regulatory matters and other opportunities available to the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) and (b)

The below table sets forth the number of shares of Class A Common Stock directly and beneficially owned by each of the Reporting Persons. The shares directly owned by the Crestview Parties are deemed to be beneficially owned by Crestview GP, the general partner of the investment funds which are direct or indirect members of the Crestview Parties. Accordingly, as indicated with respect to such shares listed as beneficially owned in the below table, the applicable Reporting Persons have shared voting power to vote and direct the vote of, and have shared power to dispose and direct the disposition of, such shares. Neither Crestview III LP nor Crestview III LLC have the sole power to vote or direct the vote, or the sole power to dispose or direct the disposition of, the shares listed in the table below. Each Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any Common Stock held by the other Reporting Persons.

Reporting Persons	Class A Common Stock Owned Directly	Aggregate Number of Shares Beneficially Owned(1)	Percentage of Class Beneficially Owned (2)
Crestview Partners III GP, L.P.	0	23,875,000	33.16%
Crestview III USWS, L.P.	19,297,910	22,752,474	31.60%
Crestview III USWS TE, LLC	952,090	1,122,526	1.56%

(1)	Consists of (i) 19,297,910 shares of Class A Common Stock held directly by Crestview III USWS, L.P., (ii) 952,090 shares of Class A Common Stock held directly by Crestview III USWS TE, LLC and (iii) 3,625,000 shares of Class A Common Stock issuable upon exercise of the Warrants received by Crestview III USWS, L.P. and Crestview III USWS TE, LLC pursuant to the Subscription Agreement (as discussed in Item 3 of the Schedule 13D), in each case, for which Crestview Partners III GP, L.P. may be deemed to be the beneficial owner. Excludes (i) any shares of Class A Common Stock that may be issued upon conversion of the 20,000 shares of Series A Preferred Stock issued to the filing person pursuant to the Purchase Agreement (as discussed in Item 3 in this Amendment) and (ii) any shares of Class A Common Stock that may be issued upon exercise of the 1,066,666 May 2019 Warrants issued at the initial closing under the Purchase Agreement or any Additional May 2019 Warrants that may be issued pursuant to the terms of the Purchase Agreement (as discussed in Item 3 in this Amendment).

(2)	Based on (i) 68,377,706 aggregate shares of Class A Common Stock and Class B Common Stock issued and outstanding as of May 9, 2019 as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2019, plus (ii) 3,625,000 shares of Class A Common Stock issuable upon exercise of the Warrants. Each share of the Issuer’s Class B Common Stock, together with one common unit representing limited liability company interests in USWS Holdings LLC, is exchangeable for one share of Class A Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No modification is made to Item 6 of the Schedule 13D.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following information:

Exhibit	Description
6	Purchase Agreement, dated May 23, 2019, by and among the Issuer, the Crestview Parties and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 24, 2019).
7	Certificate of Designations dated May 24, 2019, of the Issuer (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on May 24, 2019).
8	Warrant Agreement, dated May 24, 2019, between the Issuer and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on May 24, 2019)
9	Registration Rights Agreement, dated May 24, 2019, by and among the Crestview Parties, the Issuer and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on May 24, 2019).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Statement is true, complete and correct.

Date: May 29, 2019

CRESTVIEW PARTNERS III GP, L.P.
By: Crestview, L.L.C., its general partner

By: /s/ Ross A. Oliver
Name: Ross A. Oliver
Title: General Counsel

CRESTVIEW III USWS, L.P.
By: Crestview III USWS GenPar, LLC, its general partner

By: /s/ Ross A. Oliver
Name: Ross A. Oliver
Title: General Counsel

CRESTVIEW III USWS TE, LLC

By: /s/ Ross A. Oliver
Name: Ross A. Oliver
Title: General Counsel